

October 11, 2011

Via E-mail
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

> **Re:**   **SaaSMAX, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-174403**

Dear Ms. Moskowitz:

We have reviewed your amended filing and the related response letter dated September 27, 2011 and have the following comment. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 15, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Capital Resources and Liquidity, page 20

1.   We note your revised disclosures in response to prior comment 7. The respective amounts for the identified periods under the net cash provided by financing activities do not appear to match the corresponding amounts in your statement of cash flows on page F-12. That is, the amounts appear to be reshuffled in your disclosure. Please advise or revise accordingly. Similar concerns apply to the amounts and periods under the net cash used in operating activities on page 20.

You may contact Ryan Rohn, Staff Accountant at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, you may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman
Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Stanley Moskowitz, Esq.
        The Bingham Law Group